Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5
(Print or type responses)
1. Name and Address of Reporting Person* Farese, Michael R. (Last) (First) (Middle) 275 Shoreline Drive, Suite 500 (Street) Redwood Shores, CA, 94065 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 02/11/2002	4. Issuer Name and Ticker or Trading Symbol Communication Intelligence Corporation (CICI)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___10% Owner ___ Officer (give ___ Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option Grant, a right to buy	02/11/2002	02/11/2009	Common Stock	50,000	$ 0.62	D
Explanation of Responses:

The options, granted on February 11, 2002 vest immediately upon grant, however if the optionee is separated from the Board, within one year from the grant date, Communication Intelligence Corporation has the right to repurchase, at its sole discretion, all or any portion of the common stock issued pursuant to the exercise of such options at the exercise price paid for such stock. Each quarter, from the date of grant, the number of shares of common stock subject to the Corporation's repurchase right shall be reduced by an amount equal to 25% of the total number of shares underlying the grant.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Farese, Michael R. **Signature of Reporting Person	05/13/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.